This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

July 26, 2006

Item 3.

Press Release

July 26, 2006, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that it has received a supply purchase agreement in the amount of $2,603,650 from the Nassau Civil Aviation Authority (CAA) of the Bahamas for the supply of 16 of its wireless-controlled solar LED airfield lighting systems.  These systems are scheduled for installation on remote islands throughout the Bahamas during October and November 2006.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 26th day of July, 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

CARMANAH TECHNOLOGIES CORPORATION

FOR IMMEDIATE RELEASE

                                                                                    Wednesday, July 26, 2006

                                                                                                                                        (No.2006-07-12)

CARMANAH RECEIVES $2.6 MILLION PURCHASE ORDER FOR

WIRELESS-CONTROLLED SOLAR LED AIRFIELD LIGHTING SYSTEMS IN THE BAHAMAS

Victoria, British Columbia, Canada – Wednesday, July 26, 2006 - Carmanah Technologies Corporation (TSX:CMH) is pleased to announce that it has received a supply purchase agreement in the amount of $2,603,650 from the Nassau Civil Aviation Authority (CAA) of the Bahamas for the supply of 16 of its wireless-controlled solar LED airfield lighting systems.  These systems are scheduled for installation on remote islands throughout the Bahamas during October and November 2006.

"Carmanah originally provided the Bahamas’ main international airport with temporary use solar LED runway edge lighting to land commercial airliners while the primary runway was undergoing airfield maintenance," states Carmanah's CEO, Art Aylesworth.  “The installation proved very successful and we are pleased to now strengthen our relationship with the Nassau CAA by supplying reliable, cost-effective solar LED lighting solutions for its remote island VFR airports.”

General aviation airports on the Bahamas’ remote islands serve domestic and international tourist traffic, with planes typically limited to smaller jets.  In addition, these airports are used for 24-hour medevac emergency operations.  The majority of these airports do not currently have airfield lighting in place, and Nassau CAA required a lighting technology to improve nighttime air traffic safety cost-effectively.  Electrical infrastructure on these islands is limited and sometimes undependable, therefore Carmanah’s field-proven, reliable solar LED lighting was viewed as an ideal solution.  In addition, Carmanah’s solar-powered LED airfield lighting is easy to install without any disruption to airfield operations, and it avoids the capital, maintenance and operating costs associated with diesel generator-powered systems.

About Carmanah’s Solar LED Airfield Lighting Systems

The systems supplied to Nassau CAA will include Carmanah’s advanced A704-5 solar-powered LED wireless airfield runway edge and threshold lights with centralized wireless control.  These units will operate automatically from dusk till dawn year-round under all types of environmental conditions.  They can also be programmed using a centralized handheld controller for on-demand activation, selecting intensity levels or running diagnostics.  Each fixture in Carmanah’s A704-5 wireless lighting system can be individually controlled or controlled in groups from both the ground or the air (pilot-activated lighting) using an encrypted 900 MHz RF signal.

“The selection of our wireless-controlled solar LED lighting systems by Nassau CAA is confirmation of Carmanah’s technology roadmap for its Aviation Lighting Division,” states Aylesworth.  “We are focused on bringing together advanced proprietary technologies, such as our solar power, LED illumination, RF wireless control and energy management intelligence, to create the most reliable, high performance and cost effective airfield lighting solutions in the world.”

A704-5 airfield lights also features Carmanah’s revolutionary LED optic with unprecedented output efficiency and accuracy, as well the Company’s patented second generation MICROSOURCE® Energy Management

System featuring Maximum Power Point Tracking (MPPT) for more efficient solar charging.  For more information about the A704-5, visit: http://www.solarairportlights.com.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies.  The Company is currently focused on three technology groups: solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada.  Its United Kingdom office is in London, England, and the Company has additional branch offices and/or sales representation in 11 cities across Canada and the United States.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly-traded on the TSX Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: 403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media (North America): Mr. David Davies Media Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.